Exhibit 1

Media Relations Chito Maniago +632 849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 849 3600 pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS 2016 RESULTS

•	CEMEX Holdings Philippines pro forma Operating EBITDA grew 11% in 2016 versus 2015, with margins expanding 2.2 percentage points.

•	CEMEX Holdings Philippines announced the refinancing of its U.S. dollar long-term debt with New Sunward Holding B.V. into a Philippine Peso loan with BDO Unibank, Inc.

MANILA, PHILIPPINES. FEBRUARY 10, 2017 – CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), announced today that consolidated pro forma Operating EBITDA for 2016 grew by 11%. It increased from PhP 6.1 billion in 2015 to PhP 6.7 billion in 2016. In addition, pro forma Operating EBITDA margin increased 2.2 percentage points in 2016 versus 2015, from 24.3% to 26.5%. The increases were attributed to lower cost of sales, mainly derived from power and fuel inputs.

CHP reported that, on February 1, 2017, it signed a Senior Unsecured Peso Term Loan Facility Agreement with BDO Unibank, Inc. (“BDO”) for an amount of up to US$ 280 million, to refinance majority of its outstanding long-term Loan with New Sunward Holding B.V., a related company.

The term loan provided by BDO has a tenor of seven (7) years from the date of the initial drawdown with no significant maturities until the last two (2) years. It consists of a fixed rate tranche of up to US$ 112 million and a floating rate tranche of up to US$ 168 million. The fixed rate has been set at 5.6% before taxes and fees, while the variable rate will depend on existing market conditions.

Pedro Jose Palomino, President and CEO of CHP, said, “We are proud of our operating results. Despite challenging market conditions during the second half of 2016 marked by a slowdown in construction activity, coupled with ‘La Niña-like’ weather conditions, we managed to increase both our bottom line and profitability through cost management efforts. We will continue to focus on these aspects of the business.”

In addition, for 2016, the company reported the following highlights:

•	Net sales increased 2% year-on-year due to higher domestic cement volume and price.

•	Cost of sales, as a percentage of net sales, in the fourth quarter decreased by 4.0 percentage points.

•	Conversion of Free Cash Flow (after maintenance CAPEX) from Operating EBITDA was, on a pro forma basis, 58%.

•	Net debt to pro forma Operating EBITDA was at 2.3x

CHP is one of the leading cement producers in the Philippines, based on installed annual capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under Philippine Financial Reporting Standards (“PFRSs”) which are issued by the Philippine Financial Reporting Standards Council. PFRSs are based on International Financial Reporting Standards issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CHP believes that they are widely accepted as financial indicators of CHP’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CHP’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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